

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2019

Alicia Grande
Chief Financial Officer
CATALYST PHARMACEUTICALS, INC.
355 Alhambra Circle
Suite 1250
Coral Gables, FL 33134

> Re: **CATALYST PHARMACEUTICALS, INC.**
> **Form 10-K filed March 18, 2019**
> **File No. 001-33057**

Dear Ms. Grande:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to the Financial Statements

7 Collaborative Arrangement, page F-16

1. With regards to the collaboration and license agreement with Endo Ventures Limited, please revise your future filings to quantify the aggregative amount of potential milestone payments. Further, tell us and disclose in future filings how milestone payments will be recognized into revenue and whether they are substantive or non-substantive.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Life Sciences